May 28, 2024

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

U.S.A.

Attention:  Jennifer Thompson

Jennifer Gowetski

China Southern Airlines Company Limited

Form 20-F for the Fiscal Year ended December 31, 2022

Dear Ms. Thompson and Ms. Gowetski:

We refer to the telephonic meetings on May 2, 2024 and May 21, 2024 (the “Meetings”) with regards to China Southern Airlines Company Limited (the “Company”), in which the Staff of the Securities and Exchange Commission (the “Staff”) indicated that the Company may proceed with the filing of an amendment to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 (File No. 001-14660) (the “2022 Form 20-F”) to incorporate the disclosures proposed in the Company’s response dated January 17, 2024 to the Staff’s comments to the 2022 Form 20-F dated December 18, 2023 under Item 16I thereof (the “Proposed Disclosures”).

The Company is hereby filing Amendment No. 1 to the 2022 Form 20-F, which reflects the Proposed Disclosures.

* * * * *

If you have any questions or comments regarding the foregoing, please contact the undersigned at +44 20 7786 9140 or nppellic@debevoise.com.

Very truly yours, /s/ Nicholas P. Pellicani Nicholas P. Pellicani